Flamel Technologies Announces Expanded Partnership Relations; First Quarter Results

LYON, France – May 5, 2010 – Flamel Technologies (Nasdaq: FLML) today announced its financial results for the first quarter of 2010.  Highlights from the first quarter and the period since the Company’s last conference call included:

•	Entering into three new feasibility relationships, including one with a new top-five pharmaceutical partner;

•	Expiration of Hatch Waxman exclusivity for Coreg CR® with no generic formulation yet approved;

•
The Company filed a citizen’s petition with the FDA requesting that any generic formulation be held to the same standards regarding minimum blood plasma concentrations over 24 hours (Cmin) as Coreg CR; and

•	Continued progress with existing programs with Pfizer, Merck-Serono, Baxter, and other unnamed partners.

For the first quarter 2010, Flamel reported total revenues of $8.1 million versus $12.1 million in the year-ago period; first quarter revenues in the year-ago period included a $4 million milestone from GlaxoSmithKline (GSK).   License and research revenues during the first quarter of 2010 were $ 3.4 million versus $7.1 million in the first quarter 2009.  Excluding milestones, license and research revenue grew by 10% year-over-year.  Product sales and services, pursuant to the Company’s supply contract with GSK, were $2.3 million versus $2.4 million in the year-ago quarter.  Other revenues in the first quarter, consisting primarily of royalty revenues from GSK related to sales of Coreg CR, were $2.3 million as compared to $2.5 million in the year-ago quarter.

Operational expenses in the first quarter 2010 were $12.1 million versus $10.9 million in the year-ago quarter.  Costs of goods and services sold in the quarter were $1.9 million, as compared to $2.1 million in the first quarter of 2009.  Costs and expenses of Flamel's research and development were $7.3 million, compared to $5.9 million in the first quarter of 2009.  SG&A expenses during the quarter remained constant at a level of $2.9 million.

Net loss for the first quarter 2010 was ($4.0) million as compared to a net gain of $1.2 million in the first quarter of 2009.   Net loss per share (basic) for the first quarter of 2010 was ($0.17), compared to a net gain per share (diluted) in the year-ago period of $0.05.  Cash and marketable securities at the end of the first quarter totaled $35.3 million versus $39.1 million at the end of the first quarter 2009.

Stephen H. Willard, Flamel’s Chief Executive Officer, stated, “We are pleased to have expanded the list of partners with whom we are working during the first quarter.  We continue to focus on these relationships to ensure the best possible level of diversification and potential catalysts as between our various partners and platforms.  The existing programs that we are working on are progressing well and should provide possible milestones during the rest of the year.  Our financial results are proceeding according to budget.  Many programs are in the clinic or are moving into the clinic.  Coupled with the continued royalty stream from sales of Coreg CR, we believe these programs offer a strong foundation for the Company’s continued success.”

Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Micropump® is a controlled release and taste-masking technology for the oral administration of small molecule drugs. Flamel's Medusa® technology is designed to deliver controlled-release formulations of therapeutic proteins.

A conference call to discuss earnings is scheduled for 8:30 AM EDT May 6, 2010. The dial-in number (for investors in the U.S. and Canada) is 1-888-516-2435. The conference ID number is 4602187.  International investors are invited to dial (1) 719-325-2133.  The webcast of the conference call will be available on the Company’s website: www.flamel.com.

Contact:
Charles Marlio, Director of Strategic Planning and Investor Relations
FRANCE:            + 33 (0) 4 7278-3434
Fax:                      + 33 (0) 4 7278-3435
Marlio@flamel.com

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals and projections regarding financial results, product developments and technology platforms.  All statements that are not clearly historical in nature are forward-looking, and the words “anticipate,” “assume,” “believe,” “expect,” “estimate,” “plan,” will,” and similar expressions are generally intended to identify forward-looking statements.  All forward-looking statements involve risks, uncertainties and contingencies, many of which are beyond our control, that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel's reliance on outside parties and key strategic alliances.  These and other risks are described more fully in Flamel's Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2008.  All forward-looking statements included in this release are based on information available at the time of the release.  We undertake no obligation to update or alter our forward-looking statements as a result of new information, future events or otherwise.

Schedule Attached

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of dollars except share data)

	Three months ended March 31,
	2009	2010
Revenue:
License and research revenue	$7,089	$3,441
Product sales and services	2,422	2,305
Other revenues	2,543	2,341
Total revenue	12,054	8,087
Costs and expenses:
Cost of goods and services sold	(2,050)	(1,925)
Research and development	(5,919)	(7,261)
Selling, general and administrative	(2,946)	(2,931)
Total	(10,915)	(12,117)

Profit (loss) from operations	1,139	(4,030)

Interest income net	118	112
Foreign exchange gain (loss)	(74)	14
Other income (loss)	7	3

Income (loss) before income taxes	1,190	(3,901)
Income tax benefit (expense)	0	(123)
Net income (loss)	$1,190	$(4,024)

Earnings (loss) per share

Basic earnings (loss) per ordinary share	$0.05	$(0.17)
Diluted earnings (loss) per share	$0.05	$(0.17)

Weighted average number of shares outstanding (in thousands) :

Basic	24,205	24,343
Diluted	24,372	24,343